Exhibit 99.1

Professor of Cannabis Science announced to research the role of cannabis in opioid overdose treatment

VANCOUVER, Nov. 23, 2018 /CNW/ - Examining the potential of cannabis in addressing the opioid overdose crisis and other substance use disorders is a top priority for Dr. M-J Milloy, a recognized leader in the field of epidemiology and the first Canopy Growth Professor of Cannabis Science at the University of British Columbia. Initially, this professorship will lead clinical trials to explore the role cannabis can play in helping people with opioid use disorder stay on their treatment plan.

In the first nine months of 2018, it's estimated that 1,143 people died of a suspected opioid overdose in British Columbia.

"We need all hands-on-deck to save lives and help people find the treatment and recovery services that will work for them long term," said Judy Darcy, Minister of Mental Health and Addictions. "Our government has been bold and innovative in providing treatment options – based on evidence – for people living with addiction. This first-of-its-kind professorship will lead research and clinical trials on how cannabis products can be used to address the overdose crisis that is taking three to four lives a day."

Dr. Milloy is a research scientist at the British Columbia Centre on Substance Use (BCCSU). As a substance use epidemiologist, his research has focused on the interrelationships between illicit drugs and HIV, as well as the public health impact of cannabis regulation and the medical application of cannabis and cannabinoids, especially for people living with HIV or substance use disorders.

Research shows that fewer than one-third of people who start opioid agonist therapy (OAT), with methadone or buprenorphine/naloxone, remain in treatment after six months. Dropping out of addiction treatment is a serious risk factor for overdose death. Findings from these clinical trials could help identify ways to better support people with opioid use disorder with cannabis-based therapy.

Dr. Milloy's research will contribute to an emerging body of evidence suggesting that cannabis can have a positive impact on the wellbeing of people with opioid use disorder.

This professorship was established through funding from Canopy Growth and the Province of British Columbia. The Province invested $500,000 to the BCCSU in support of research leading to solutions to the overdose crisis. Canopy Growth is contributing $2.5 million to UBC and BCCSU to establish the Professorship and create an enduring legacy of research through the Canopy Growth Cannabis Science Endowment Fund.

Quick Facts:

  Dr. Milloy's recent research includes studies that have found:
    Using cannabis every day was linked to a lower risk of starting to inject drugs amongst street-involved youth
    Daily cannabis use increased likelihood that people will stay in OAT treatment
    Intentional cannabis use resulted in preceded declines in crack use among crack cocaine users
    Dr. Milloy has authored more than 150 peer-reviewed articles on the impact of policy on the health outcomes of people who use drugs.

Quotes

Dr. Dermot Kelleher, Dean, Faculty of Medicine & Vice-President, Health at UBC -

"The opioid overdose crisis demands holistic and scientific approaches in order to develop new knowledge and strategies in response to this urgent health issue facing our society. The new Canopy Growth Professor of Cannabis Science at UBC promises to generate much-needed evidence-based solutions that will improve the health and well-being of British Columbians."

Dr. Mark Ware, Canopy Growth Chief Medical Officer -

"There's a clear need for significant resources and innovative collaborative leadership from industry, government, and academia to address the overdose crisis which continues to have a devastating impact on families and communities across Canada. Today, we acknowledge the lived experience of those affected and proudly support this significant step in building a legacy of medical cannabis research with a goal to positively impact those living with substance use disorders around the world. Dr Milloy is a passionate, dedicated scientist who focuses on research that has a real-word impact, and we are thrilled UBC has selected him as the Canopy Growth Professor in Cannabis Science."

Dr. M-J Milloy, Canopy Growth Professor of Cannabis Science -

"The therapeutic benefits of cannabis are only just beginning to be understood. Early research has shown that it could have a stabilizing impact for people with opioid use disorder, improving their quality of life and offering a pathway to long-term treatment solutions. In the midst of an overdose crisis, we have a scientific imperative to build upon this research. I'm grateful for the support from Canopy Growth and the Province of BC, and their commitment towards investing in evidence-based solutions to this urgent health crisis."

Photos:  For event photos following the announcement, please visit:  https://www.flickr.com/photos/bcgovphotos/

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/23/c3974.html

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For further information: Media contact: Ministry of Mental Health and Addictions Communications, 778-587-3237 (media line); British Columbia Centre on Substance Use, kevin.hollett@bccsu.ubc.ca, 778-918-1537; Contact: Aly-Khan Virani, alykhan.virani@canopygrowth.com, 236-688-5123; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 15:30e 23-NOV-18